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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                              Book Centers, Inc.
                              ------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                          --------------------------
                        (Title of Class of Securities)

                                  098539 10 9
                                  -----------
                                (CUSIP Number)

                                 Barry E. Fast
                          211 E. 11th Street, Suite 3
                           New York, New York 10003
                                (800) 326-3080

                              Daniel P. Halloran
                           5600 N.E. Hassalo Street
                            Portland, Oregon 97213
                          ----------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 24, 1994
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement: __x__. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 098539 10 9                               Page 2 of 5 Pages

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

    Barry E. Fast and Daniel P. Halloran

2.  Check the appropriate box if a member of a group.*   (a)   _x_
                                                         (b)   ___

3.  SEC use only.

4.  Source of funds.*

    PF

5.  Check box if disclosure of legal proceedings is required pursuant to Items
    2(d) or 2(e).     _____

6.  Citizenship or place of organization.

    Messrs. Fast and Halloran are both U.S. Citizens

7. Number of shares beneficially owned by each reporting person with sole voting power.

    232,514 shares of common stock (113,655 shares of common stock for Mr. Fast and 118,859 for Mr. Halloran)

8. Number of shares beneficially owned by each reporting person with shared voting power.

    None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

    232,514 shares of common stock (113,655 shares of common stock for Mr. Fast and 118,859 for Mr. Halloran)

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

    None

11. Aggregate amount beneficially owned by each reporting person.

    232,514 shares of common stock (113,655 shares of common stock for Mr. Fast and 118,859 for Mr. Halloran)

12. Check box if the aggregate amount in Row (11) excludes certain shares.*
    ____

    Not applicable

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CUSIP No. 098539 10 9                               Page 3 of 5 Pages

13. Percent of class presented by amount in Row (11).

    36.51 percent (17.85 percent for Mr. Fast and 18.66 percent for Mr.
    Halloran)

14. Type of reporting person.*

    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     - 3 -

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Item 1.  Security and Issuer

    This statement relates to shares of common stock of Book Centers, Inc., an Oregon corporation (the "Company"), formerly known as Industrial Investment Corporation, whose principal executive officers are located at 5600 N.E. Hassalo Street, Portland, Oregon 97213.

Item 2.  Identity and Background

    (a) The names of the persons filing this statement are Barry E. Fast and Daniel P. Halloran, and this statement is filed on behalf of both of them.

    (b) Mr. Fast's address is 211 E. 11th Street, Suite 3, New York, New York 10003; Mr. Halloran's address is 5600 N.E. Hassalo Street, Portland, Oregon 97213.

    (c) Mr. Fast's present principal occupation is Vice President of the Company; Mr. Halloran's present principal occupation is President, Chief Financial Officer, Controller, Secretary/Treasurer, and Chairman of the Board of Directors of the Company.

    (d) During the past five years, neither Mr. Fast nor Mr. Halloran have been convicted in any criminal proceeding.

    (e) During the past five years, neither Mr. Fast nor Mr. Halloran have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Messrs. Fast and Halloran are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

    Messrs. Fast and Halloran financed the acquisition of the shares of common stock of the Company with personal funds.

Item 4.  Purpose of Transaction

    On or about March 24, 1994, Messrs. Fast and Halloran entered into an arrangement pursuant to which, if a shareholder of the Company offers to sell their shares to either of Messrs. Fast or Halloran, then they grant to each other a right of first refusal to purchase any shares offered in equal proportions. Between March 24, 1994, and June 28, 1995, they have each acquired 6,575 shares of the Company's common stock at prices ranging between 10 cents and 15 cents per share. Although Messrs. Fast and Halloran have discussed and are currently discussing plans and proposals which relate to or would result in the Company's shares of common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 in 1996, they have not entered into any such agreement or established a plan therefor and have acquired these shares of common stock of the Company for investment purposes. Except as set forth above, Messrs. Fast

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and Halloran do not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of this Item
4.

    Mr. Fast filed a Schedule 13D at the time he became the owner and holder of five percent of the shares of the Company's common stock. A copy of such
Schedule 13D is filed with this statement. The Book Centers, Inc. Employee Stock Ownership Plan and Trust (the "ESOP") allocated to his account therewith for the fiscal years ended December 31, 1988, through December 31, 1994, an additional 1,581 shares of the Company's common stock. These shares of common stock are subject to the terms of the ESOP, including the terms with respect to the voting and disposition of such shares. The filing of this statement also constitutes an amendment to such previously filed Schedule 13D in order to reflect these increases in the percentage of beneficial ownership of Mr. Fast of the shares of the Company's common stock. These increases are not subject to and are independent of the acquisition by Messrs. Fast and Halloran pursuant to an understanding between them described above. Except as set forth above, Mr. Fast acquired these shares for investment purposes.

    Mr. Halloran also filed three Schedules 13D with respect to his initial acquisition of shares of common stock of the Company. A copy of such Schedules 13D is filed as exhibits to this statement. Mr. Halloran, since the initial acquisition of his shares of common stock of the Company, acquired 200 additional shares of the Company's common stock on September 2, 1993. Mr. Halloran acquired these shares for investment purposes. The ESOP allocated to his account therewith for the fiscal years ended December 31, 1985, through December 31, 1994, an additional 7,585 shares of the Company's common stock. These shares of common stock are subject to the terms of the ESOP, including the terms with respect to the voting and disposition of such shares. This statement also constitutes an amendment to the previously filed Schedules 13D in order to reflect these increases in the percentage of beneficial ownership of Mr. Halloran of the shares of the Company's common stock. These increases are not subject to and are independent of the acquisition by Messrs. Fast and Halloran pursuant to an understanding between them described above. Except as set forth above, Mr. Halloran acquired these shares for investment purposes.

Item 5.  Interest in Securities of the Issuer

    (a) Messrs. Fast and Halloran are the beneficial owners in the aggregate of 232,514 shares of the common stock of the Company, representing in the aggregate 36.51 percent of such class; Mr. Fast is the beneficial owner of 113,655 shares of the common stock of the Company, representing in the aggregate 17.85 percent of such class; and Mr. Halloran is the beneficial owner in the aggregate of 118,859 shares of the common stock of the Company, representing in the aggregate 18.66 percent of such class.

    (b) Messrs. Fast and Halloran have in the aggregate the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 232,514 shares of common stock of the Company; Mr. Fast has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 113,655 shares of common stock of the Company; and Mr. Halloran has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 118,859. Neither Mr. Fast or Mr. Halloran are the beneficial owners of any shares of the capital stock of the Company in which they share the power to vote or to direct the vote or share the power to dispose or direct the disposition.

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    (c)  Neither Mr. Fast nor Mr. Halloran have effected any transactions in the shares of common stock of the Company during the past 60 days.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Messrs. Fast and Halloran have jointly agreed that if a shareholder of the Company offers to sell their shares to either of Messrs. Fast or Halloran, they grant to each other a right of first refusal to purchase such shares in equal proportions. Either Mr. Fast or Mr. Halloran may revoke this agreement at any time and for any reason.

Item 7.  Material to Be Filed as Exhibits

    (a)  Agreement to File Joint Acquisition Statement (exhibit not included).

    (b)  Schedule 13D filed by Mr. Fast on December 31, 1986.

    (c) Schedule 13D filed by Mr. Halloran (and others) on December 16, 1985 (exhibits not included).

    (d) Schedule 13D filed by Mr. Halloran (and others) on December 24, 1986 (exhibits not included).

    (e) Schedule 13D filed by Mr. Halloran (and others) on February 2, 1987 (exhibits not included).

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 1995                      /s/ Barry E. Fast
-------------------------------        ----------------------------------------
            Date                                       Signature

                                       Barry E. Fast
                                       ----------------------------------------
                                                      Name/Title

December 19, 1995                      /s/ Daniel P. Halloran
-------------------------------        ----------------------------------------
            Date                                       Signature

                                       Daniel P. Halloran
                                       ----------------------------------------
                                                      Name/Title

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    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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                                 EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                          PAGE
-------       -----------                                          ----


99.1 Agreement to File Joint Acquisition Statement (exhibit not included)

99.2          Schedule 13D filed by Barry E. Fast on December
              31, 1986

99.3          Schedule 13D filed by Mr. Halloran (and others) on December 16,
              1985 (exhibits not included)

99.4          Schedule 13D filed by Mr. Halloran (and others) on December 24,
              1986 (exhibits not included)

99.5          Schedule 13D filed by Mr. Halloran (and others) on February 2,
              1987 (exhibits not included)

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